Mail Stop 6010

								August 10, 2005


Louis L. Knickerbocker
Chief Executive Officer
RG Global Lifestyles. Inc.
17751 Mitchell Avenue
Irvine, CA 92614

	Re:	RG Global Lifestyles. Inc.
		Schedule 14A
		Filed July 22, 2005
		File No. 000-25488

Dear Mr. Knickerbocker:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14A

Directors, Nominees for Directors and Officers, page 4

1. Please revise the discussion of each officer and director to clarify how long each individual has served in his current position and how long he has been employed by the company or any of its predecessors. We note the disclosure of the term of office in the table on page 4; however, many of these individuals are identified as officers and directors in your Forms 10-K going back as far as the year ended December 31, 2001.

2. We note that some of your executive officers have additional employment. Please revise the discussion of the experience of each of these individuals to disclose the amount of time they devote to your operations.

Compensation of Officers and Directors, page 7

3. We note the table differs from the table included on page 15 of your Form 10-KSB filed on June 29, 2005. For example, the Form 10-KSB discloses Mr. Hitchcock`s salary as $9,000 and his stock compensation at 280,000 shares, while the proxy statement discloses his salary as
$36,000 and his stock compensation at 180,000 shares. It appears the table in the proxy statement is the table for the year ended March 31,
2004 rather than March 31, 2005. Please revise your proxy statement to provide the required salary information for the year ended March
31, 2005.

Audit Committee, page 7

4. Since Mr. Koontz is a member of the audit committee, please provide the information required by Item 401(a) of Regulation S-B. Also, if
Mr. Koontz is not a director, please disclose the compensation arrangements you have with Mr. Koontz.

5. We note the statement that the Chief Operations Officer is a member of the audit committee. However, Grant King, who is identified on page 4 as the COO, is not listed at the end of this paragraph, nor is he listed at the end of the Audit Committee Report on page 8. Please revise to clarify.

6. We note your statement that the $300,000 paid to PT Pacific for the rights to use PT Pacific`s permits was the fair market value.
Please
explain how it was determined that this was fair market value.

Proposal Number 2, page 9

7. Please state the reasons for the proposed amendment to increase the number of directors. See Item 19 of Schedule 14A.

8. Also, please revise to disclose when the additional director positions will be filled and how individuals will be selected to fill these positions.


Proposal No. 4

Tax Fees, page 10

9. We note Beckstead was utilized for tax services during the last two fiscal years. Please disclose the aggregate fees billed in each of the two years for tax compliance, tax advice, and tax planning.
See
Item 9(e)(3) of Schedule 14A.

Proposal Number 5, page 11

10. Please identify every addition, deletion, or revision that will be made to the bylaws if the proposed amendment is approved. Explain the reasons for and effect of each alteration. See Item 19 of Schedule
14A.

Proxy Card, page 35

11. We note the statement on page 12 that the proxies will have the authority to vote the shareholders` shares on any other matters that are properly presented for a vote at the meeting. Please include this item as a proposal on the proxy card.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Greg Belliston at (202) 551-3861 or me at
(202)
551-3715 with any questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Ruba R. Qashu
	Oswald & Yap
	16148 Sand Canyon Avenue
	Irvine, California, 92618
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Louis L. Knickerbocker
RG Global Lifestyles. Inc.
August 10, 2005
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